                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*
                                ______________


                             THE NORTH FACE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.0025 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   659317101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                Lawrence B. Goldstein, Gardere & Wynne, L.L.P.
        1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-4564
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 1, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Edward W. Rose III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF; 00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            200,065

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          110,745
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          636,250

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      636,250
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.99%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Marshall B. Payne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF; 00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            18,750

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          18,750

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,750
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Leigh J. Abrams
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF; 00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          87,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          612,550

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      612,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.81%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 7 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          87,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          87,045

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      87,045
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.68%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 8 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc. Pooled Investment Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          23,700
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          23,700

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      23,700
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.19%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 9 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Atlas Capital, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            61,440

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,440

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      61,440
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 10 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Prime Acquisition Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

     Edward W. Rose III, Marshall B. Payne, Leigh J. Abrams, Cardinal Investment Company, Inc., Cardinal Investors, L.P., Cardinal Partners, L.P., Cardinal Investment Company, Inc. Pooled Investment Trust, Atlas Capital, L.P. and Prime Acquisition Corporation filed a Statement on Schedule 13D relating to the Common Stock of The North Face, Inc. on March 25, 1999, Amendment No. 1 to such Statement on April 14, 1999 and Amendment No. 2 to such Statement on July 14, 1999. The undersigned are further amending such Statement.

Item 1. Security and Issuer.
        -------------------

     This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, $0.0025 par value (the "North Face Common Stock"), of The North Face, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 2013 Farallon Drive, San Leandro, California 94577.

Item 2. Identity and Background.
        -----------------------

     (a) - (c): The following sets forth the information required by Items (a),
(b) and (c):

     This statement is being filed collectively by Edward W. Rose III, Marshall
B. Payne, Leigh J. Abrams, Cardinal Investment Company, Inc., a Texas corporation ("CICI"), Cardinal Investors, L.P., a Texas limited partnership ("CILP"), Cardinal Partners, L.P., a Texas limited partnership ("CPLP"), Cardinal Investment Company, Inc. Pooled Investment Trust (the "Trust"), Atlas Capital, L.P., a Texas limited partnership ("Atlas"), and Prime Acquisition Corporation, a Delaware corporation ("Prime Acquistion") (collectively, the "Reporting Persons") pursuant to their agreement to the collective filing of their statement.

     CICI is a company engaged in the investment business. The address of its principal business and office is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the "Cardinal Address"). Mr. Rose is the sole director of CICI and his principal occupation is acting as the President of CICI. Mr. Rose's business address is the Cardinal Address. Mr. Payne's principal occupation is acting as the Vice President of CICI and his business address is the Cardinal Address. Debbie Crady is the Chief Financial Officer and Corporate Secretary of CICI. Her business address is the Cardinal Address.

     Leigh J. Abrams is the Chief Executive Officer and President of Drew Industries Incorporated ("Drew"), a company that supplies a broad array of components for manufactured homes and recreational vehicles, and LBP, Inc., a holding company. The business address for Mr. Abrams, Drew Industries Incorporated and LBP, Inc. is 200 Mamaroneck Avenue, White Plains, New York 10601 (the "Drew/LBP Address").

     CILP is a Texas limited partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of CILP is CICI.

     CPLP is a Texas limited partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of CPLP is CICI.

     Trust is a trust that, pursuant to the Declaration of Trust, invests funds from the CICI Purchase Pension Plan and the CICI Profit Sharing Plan. The address of its principal business and office is the Cardinal Address. The trustee of the Trust is Edward W. Rose III.

     Atlas is a partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of Atlas is Atlas Capital Management, L.P., a Texas limited partnership ("ACM"). The General Partner of ACM is RHA, Inc., a Texas corporation wholly-owned by Robert Alpert. Robert Alpert is an employee of CICI.

     Prime Acquisition is a corporation whose principal business was the manufacture of building products until the sale of substantially all of its net assets. Prime Acquisition's present principal business is to use

                              Page 11 of 18 pages
the proceeds from the sale of the assets of Prime Acquisition to acquire other businesses. The address of its principal business and office is 200 Mamaroneck Avenue, White Plains, New York 10601. The sole director of Prime Acquisition is Leigh J. Abrams. The executive officers of Prime Acquisition are Leigh J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer) and Harvey J. Kaplan (Secretary and Treasurer). Prime Acquisition is the wholly-owned subsidiary of LBP, Inc., a holding company ("LBP"). The directors of LBP are Leigh J. Abrams, Edward W. Rose III, James F. Gero and Marshall B. Payne. The executive officers of LBP are Leigh J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer), Harvey
J. Kaplan (Secretary and Treasurer) and Edward W. Rose III (Chairman of the Board). Mr. Gero is the Chairman and Chief Executive Officer of Sierra Technologies, Inc., a manufacturer of defense system technologies. Mr. Gero's business address and the address of Sierra Technologies, Inc. is 247 Cayuga Road, Buffalo, New York 14225. Mr. Zinn is the Chief Financial Officer of Drew and LBP, Inc. Mr. Zinn's business address is the Drew/LBP Address. Mr. Kaplan is the Secretary and Treasurer of Drew and LBP, Inc. Mr. Kaplan's business address is the Drew/LBP Address.

     (d) and (e): The following sets forth the information required by Items (d) and (e):

     During the last five years, none of the Reporting Persons, the executive officers or directors of Prime Acquisition or LBP, Inc., Ms. Crady or Mr. Alpert
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

     (f) Mr. Rose, Mr. Payne, Mr. Abrams, Ms. Crady, Mr. Alpert and the executive officers and directors of Prime Acquisition and LBP, Inc. are all citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        The following table sets forth the aggregate consideration paid for the North Face Common Stock currently owned by each of the persons or entities listed below. CICI and/or Edward W. Rose III have sole or shared dispositive or voting power with respect to all of the shares listed below. The table lists the actual owners of the shares. The Managed Account reflects an account over which CICI has sole dispositive power.

Name                                 Number of Shares       Aggregate Consideration
----                                 ----------------       -----------------------
Leigh J. Abrams                                   -0-                 $         -0-
Atlas Capital, L.P.                            61,440                 $  762,234.32
Cardinal Investors, L.P.                          -0-                 $         -0-
Cardinal Partners, L.P.                        87,045                 $1,107,101.16
Cardinal Investment Company, Inc.
   Pooled Investment Trust                     23,700                 $  303,998.77
Kaiser-Francis Oil Company                     96,480                 $1,128,041.52
Ruth Kaiser Nelson                             24,040                 $  280,863.87
Marshall B. Payne                              18,750                 $  244,821.87
Prime Acquisition Corporation                     -0-                 $         -0-
Managed Account                               124,730                 $1,465,029.03
Edward W. Rose III                            200,065                 $2,522,106.49
                                              -------                 -------------
                                              636,250                 $7,814,196.53

                              Page 12 of 18 Pages

     The funds used to acquire the North Face Common Stock came from available working capital and/or available cash on hand of each of the persons or entities listed above.

Item 4. Purpose of Transaction.
        ----------------------

     The Reporting Persons acquired the North Face Common Stock to hold primarily for investment. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, Reporting Persons may sell all or a portion of the shares of the North Face Common Stock that they now own or hereafter may acquire on the open market or in private transactions. Depending on these same factors, the Reporting Persons may purchase additional shares of the North Face Common Stock in the open market or in private transactions.

     Except as set forth in this Item 4, while the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, the Reporting Persons reserve the right to pursue such plans or proposals.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

(a) and (b): The following table sets forth the information required by Item 5(a) and (b):

Name                  Number of Shares      Voting       Dispositive Power      % Ownership
----                  ----------------      ------       ----------------       -----------
                                            Power
                                            -----
Edward W. Rose III     110,745/(1)(2)/     shared            shared                0.87%
                       200,065             sole              shared                1.57%
                       325,440/(2)/        no                shared                2.55%

Marshall B. Payne       18,750             sole              shared                0.15%

Leigh J. Abrams           -0-               ---               ---                   0.0%

CICI                    87,045/(3)/        shared            shared                0.68%
                       525,505/(4)/        no                shared                4.12%

CILP                      -0-               ---               ---                   0.0%

CPLP                    87,045             shared            shared                0.68%

Trust                   23,700             shared            shared                0.19%

Atlas                   61,440             sole              shared                0.48%

Prime Acquisition         -0-               ---               ---                   0.0%


_____________________________
 (1) Includes the shares owned by the Trust.
 (2) Includes shares over which CICI has voting and/or dispositive power (and over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being the sole director and the President of CICI).
 (3) Includes the shares owned by CPLP, of which CICI is the general partner.
 (4) Includes the following shares over which CICI has shared dispositive power with the owner of such shares: 61,440 shares owned by Atlas; 96,480 shares owned by Kaiser-Francis Oil Company; 24,040 shares owned by Ruth Kaiser Nelson; 18,750 shares owned by Marshall B. Payne; 200,065 shares owned by Edward W. Rose III; and 124,730 shares owned by a managed account over which CICI has dispositive power that may be considered to be shared with Mr. Rose.

     The total number of shares beneficially owned by the Reporting Persons is 636,250. Each of Mr. Rose, Mr. Payne, Mr. Abrams, CILP, CPLP, Trust, Atlas and Prime Acquisition disclaims beneficial ownership of all of the shares of the North Face Common Stock covered by this Statement, other than the

                              Page 13 of 18 Pages
shares individually owned by him or it. CICI disclaims beneficial ownership of all of the shares of the North Face Common Stock covered by this Statement, other than the shares owned by CILP, CPLP, Kaiser-Francis Oil Company and Ruth Kaiser Nelson.

      The following is the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition may be shared:

     1. Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser-Francis"), is principally engaged in the oil and gas business. The address of its principal business and its principal office is P.O. Box 21468, Tulsa, Oklahoma 74121. The sole director of Kaiser-Francis is George B. Kaiser. The executive officers of Kaiser-Francis are George B. Kaiser (President), James A. Willis (Executive Vice President) and D. Joseph Graham (Vice President and Chief Financial Officer). The business address for each of such directors and executive officers is P.O. Box 21468, Tulsa, Oklahoma 74121.

     2. Ruth Kaiser Nelson is a private investor and her business address is P.O. Box 21468, Tulsa, Oklahoma 74121.

     To the Reporting Persons' knowledge, none of the above listed persons or entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(c)  The following table sets forth the information required by Item 5(c):

                                    Date of
                                    -------
       Name                       Transaction         Amount of Securities     Price Per Share
       ----                       -----------         --------------------     ---------------
     Leigh J. Abrams
                                    02/02/00                 5,000                  6.72

     Atlas Capital
                                    02/01/00                 5,590                  6.47
                                    02/02/00                14,230                  6.72
                                    02/03/00                 9,100                  6.71
                                    02/04/00                 5,290                  6.76
                                    02/07/00                 4,240                  5.80

     Capital Investors, L.P.
                                    12/08/99                15,500                  4.83
                                    12/09/99                11,000                  4.79
                                    12/10/99                15,000                  4.88
                                    12/13/99                10,000                  4.98

                              Page 14 of 18 Pages

                            Date of
                            -------
      Name                Transaction    Amount of Securities    Price Per Share
      ----                -----------    -------------------    ---------------

                            12/14/99           3,000                  4.96
                            12/15/99           3,700                  4.58
                            12/16/99           3,000                  4.57
                            12/17/99           3,450                  4.67
Cardinal Partners L.P.

                            02/01/00           7,950                  6.47
                            02/02/00          20,605                  6.72
                            02/03/00          12,890                  6.71
                            02/04/00           7,500                  6.76
                            02/07/00           6,010                  5.80

 Cardinal Investment
 Company, Inc. Pooled
 Investment Trust
                            02/01/00           2,160                  6.47
                            02/02/00           5,500                  6.72
                            02/03/00           3,520                  6.71
                            02/04/00           2,050                  6.76
                            02/07/00           1,640                  5.80
Kaiser-Francis Oil
Company
                            02/01/00           8,780                  6.47
                            02/02/00          22,350                  6.72
                            02/03/00          14,290                  6.71
                            02/04/00           8,310                  6.76
                            02/07/00           6,660                  5.80

Ruth Kaiser Nelson
                            02/01/00           2,190                  6.47
                            02/02/00           5,570                  6.72
                            02/03/00           3,560                  6.71
                            02/04/00           2,070                  6.76
                            02/07/00           1,660                  5.80


                              Page 15 of 18 Pages

                           Date of
                           -------
         Name            Transaction    Amount of Securities    Price Per Share
         ----            -----------    -------------------    ---------------

    Marshall B. Payne

                                02/01/00           1,710              6.47
                                02/02/00           4,340              6.72
                                02/03/00           2,780              6.71
                                02/04/00           1,610              6.76
                                02/07/00           1,290              5.80

    Prime Acquisition
    Corporation
                                02/01/00          52,550              6.47
                                02/02/00           5,730              6.72
                                02/03/00          32,250              6.71

    Managed Account
                                02/01/00          11,350              6.47
                                02/02/00          28,890              6.72
                                02/03/00          18,480              6.71
                                02/04/00          10,740              6.76
                                02/07/00           8,600              5.80
    Edward W. Rose III
                                02/01/00          18,220              6.47
                                02/02/00          46,785              6.72
                                02/03/00          29,630              6.71
                                02/04/00          17,230              6.76
                                02/07/00          13,800              5.80

Each of the above described transactions were open market sales.

(d)        Not applicable.

(e) On February 7, 2000, the Reporting Persons ceased to beneficially own, in the aggregate, more than five percent of the North Face Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------


           Pursuant to the Partnership Agreements of CILP and CPLP, CICI as general partner of CILP and CPLP has the right to acquire, transfer and vote any securities owned by such partnerships including the North Face Common Stock. Pursuant to the Declaration of Trust, Mr. Rose as trustee of the Trust has the


                              Page 16 of 18 Pages
right to transfer and vote any securities owned by such Trust including the North Face Common Stock. CICI has agreements with Atlas, Kaiser-Francis Oil Company, Ruth Kaiser Nelson, the Managed Account, Mr. Payne and Mr. Rose, pursuant to which CICI has the authority to buy or sell securities on behalf of each of them without consulting with them. CICI purchased and sold the North Face Common Stock on behalf of each of them pursuant to such authority. Each of Atlas, CILP, CPLP, Mr. Payne and Mr. Rose has agreed to pay CICI (which is owned by Mr. Rose) 20% of the profits it or he realizes from the purchase and sale of securities over which CICI purchases on their behalf or recommends. Each of Kaiser-Francis Oil Company and Ruth Kaiser Nelson has agreed to pay CICI 15% of the profits it or she realizes from the sale of securities over which CICI purchases on their behalf or recommends. The Managed Account has agreed to pay CICI 10% of the profits it realizes from the sale of securities over which CICI purchases on its behalf. Mr. Abrams, Trust and Prime Acquisition do not pay any fee to CICI or Mr. Rose.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          * Exhibit A - Agreement Regarding Filing of Schedule 13D, as amended
          * Exhibit B - Cardinal Investors, L.P. Limited Partnership Agreement
          * Exhibit C - Cardinal Partners, L.P. Limited Partnership Agreement
          * Exhibit D - Cardinal Investment Company, Inc. Pooled Investment
                        Trust [As Amended and Restated as of January 1, 1989]

___________________
* Previously Filed

Signatures


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000

                                    *
                              -----------------------------------------------
                              Edward W. Rose III


                                    *
                              -----------------------------------------------
                              Marshall B. Payne


                                    *
                              -----------------------------------------------
                              Leigh J. Abrams



                              CARDINAL INVESTMENT COMPANY, INC.


                              By:      *
                                  -------------------------------------------


                              Page 17 of 18 Pages

                              CARDINAL PARTNERS, L.P.


                              By:      *
                                  -------------------------------------------



                              CARDINAL INVESTORS, L.P.


                              By:      *
                                   -------------------------------------------



                              CARDINAL INVESTMENT COMPANY, INC.
                              POOLED INVESTMENT TRUST [As Amended and
                              Restated as of January 1, 1989]


                              By:      *
                                  -------------------------------------------


                              ATLAS CAPITAL, L.P.

                              By:      *
                                  -------------------------------------------



                              PRIME ACQUISITION CORPORATION


                              By:      *
                                   ------------------------------------------


* By:  /s/ Debbie Crady
       --------------------
       Debbie Crady
       Attorney-in-Fact

                              Page 18 of 18 Pages